FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information of the resolutions adopted by Banco de Chile’s Board of Directors in a meeting held on January 29, 2026, with the purpose of approving to convene an Ordinary Shareholders’ Meeting on March 26, 2026, with the purpose of approving the distribution as dividends of 84.7% of the net income obtained during fiscal year ending on December 31, 2025.

Santiago, January 29, 2026

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Of our consideration:

Pursuant to Articles 9 and 10 of Law No. 18,045, Chapter No. 18-10 of the Restated Regulations for Banks issued by the Financial Market Commission (“CMF”) and General Rule (“NCG”) No. 30 of the CMF, I inform you the following as Material Information that Banco de Chile’s Board of Directors, in ordinary session No. BCH 3,046 held on January 29 of this year, agreed to convene an Ordinary Shareholders’ Meeting for March 26, 2026, to propose, among other matters, the following net income distribution for the fiscal year ended on December 31, 2025:

a)	Deduct and retain from the net income obtained during fiscal year 2025, an amount equivalent to the correction of the paid capital value and reserves according to the Chilean Consumer Price Index variation occurred between November 2024 and November 2025, for an amount of CLP 182,336,381,737, which will be added to the account of retained net incomes from previous fiscal years.

b)	Distribute as dividend the remaining net income, corresponding a dividend of CLP 9.99757030464 per each one of the 101,017,081,114 shares of Banco de Chile.

Thus, a distribution of 84.7% of the net income for the fiscal year ended on December 31, 2025, is proposed as dividend.

Furthermore, in accordance with the Bank’s Bylaws, and considering the amendment to Article Eight approved at the Extraordinary Shareholders’ Meeting held on November 10 of last year, in the election of the Board of Directors that will take place at the Ordinary Shareholders’ Meeting on next March 26, it will be necessary to elect the nine regular Directors, in addition to the two alternate Directors

Sincerely,

Eduardo Ebensperger Orrego

CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2026

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO